FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	October	2013
BlackBerry Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1. 2.	BlackBerry 10 Receives NATO Approval for Restricted Communications The National Police of Colombia Upgrading BlackBerry Smartphones, Migrating to BlackBerry Enterprise Service 10	2. 2.

Document 1

  NEWS RELEASE
October 1, 2013

BlackBerry 10 Receives NATO Approval for Restricted Communications

BlackBerry® (NASDAQ: BBRY; TSX: BB) today announced that BlackBerry® Enterprise Service 10 and BlackBerry 10 smartphones have been the first to be approved by NATO for classified communications up to the level of “Restricted”. The certification allows agencies in NATO countries in all 28 member states across North America and Europe to use BlackBerry® 10 smartphones in the office or in the field.

“We built the new BlackBerry 10 platform from the ground up with the highest security needs of our government and enterprise customers in mind,” said Scott Totzke, Senior Vice President of Security at BlackBerry. “The fact that BlackBerry Enterprise Service 10 and BlackBerry 10 smartphones have been approved for classified communications just months after debut, is testament to the thoroughness of its design and our commitment to our defense and government customers.”

The NATO certification is a significant milestone for BlackBerry Enterprise Service 10. It provides assurance to security-conscious organizations, including government agencies, companies in regulated industries and other organizations dealing with sensitive information, that data handled by BlackBerry 10 smartphones is strongly secured and encrypted. BlackBerry Enterprise Solution 10 integrates end-to-end security, and uses AES 256-bit, the highest encryption level of the standard, for data at rest and data in transit.

Since launching earlier this year, more than 25,000 BlackBerry Enterprise Service 10 commercial and test servers have been installed globally, reflecting the clear need by companies to have a cross-platform Enterprise Mobility Management (EMM) solution that delivers a strong level of security, control and management at the device and app level.

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com.

Media Contact:
Milena Hewitt
BlackBerry
mhewitt@blackberry.com
519-597-1197

Investor Contact:
BlackBerry Investor Relations
investor_relations@blackberry.com
519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services

Document 2

  NEWS RELEASE
October 1, 2013

The National Police of Colombia Upgrading BlackBerry Smartphones, Migrating to BlackBerry Enterprise Service 10

 BlackBerry Enterprise Service 10 helps the National Police of Colombia keep mission critical information secure

Bogota D.C. – Colombia – BlackBerry® (NASDAQ: BBRY; TSX: BB) today announced that the National Police of Colombia is upgrading their BlackBerry smartphones and migrating to BlackBerry’s newest Enterprise Mobility Management (EMM) solution, BlackBerry® Enterprise Service 10.

The National Police of Colombia selected the BlackBerry solution for its embedded controls that support regulatory compliance in government environments with the highest security requirements.  To date, more than 25,000 BlackBerry Enterprise Service 10 commercial and test servers have been installed globally, including within the world’s top organizations.

“The National Police of Colombia needs to be able to access critical information on the go in order to effectively do their jobs, which is why BlackBerry is essential to the force,” said Eduardo Fernandez Rojo, Managing Director for the region at BlackBerry. “The BlackBerry 10 platform provides an enterprise mobility management solution that is secured end-to-end, which is why it is the most trusted mobile platform by government organizations around the world.”

BlackBerry Enterprise Service 10 represents a consolidation of BlackBerry's EMM product portfolio, which includes Mobile Device Management (MDM), security, infrastructure and app management. Secure Work Space for iOS and Android is managed through BlackBerry Enterprise Service 10 and provides the most secure infrastructure for data-at-rest and data-in-transit to iOS® and Android™ devices, making it easy and convenient to manage all devices from a single console.

The combination of BlackBerry smartphones and BlackBerry Enterprise Service 10 provides high security standards against data leakage and unauthorized device access to corporate assets. Security of corporate applications and data stored on personal devices (for BYOD deployments) is also embedded seamlessly within the user interface through BlackBerry® Balance™ technology. BlackBerry Balance separates corporate data from personal content, while preserving the end user’s privacy and consumer experience.

For more information about BlackBerry Enterprise Service 10, please visit www.bes10.com.

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, please visit www.blackberry.com.

 ###

Media Contact:
Milena Hewitt
BlackBerry
519-597-1197
mhewitt@blackberry.com

Investor Contact:
BlackBerry Investor Relations
investor_relations@blackberry.com
519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	October 1, 2013	By:	/s/ Brian Bidulka
(Signature)
Brian Bidulka Chief Financial Officer